

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2013

<u>Via E-mail</u>
Mr. Kevin P. March
Senior Vice President, Chief Financial Officer and Chief Accounting Officer
Texas Instruments Incorporated
12500 TI Boulevard, P.O. Box 660199
Dallas, Texas 75266-0199

Re: Texas Instruments Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 22, 2013
File No. 1-3761

Dear Mr. March:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ Kevin L. Vaughn

     Kevin L. Vaughn
     Accounting Branch Chief